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                                                  Filed by QUALCOMM Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       Subject Corporation: Flarion Technologies
                                                  Commission File No.: 000-19528


                    QUALCOMM TO ACQUIRE FLARION TECHNOLOGIES
                        CONFERENCE CALL - AUGUST 11, 2005


SPEAKERS:
        MR. BILL DAVIDSON
        DR. PAUL JACOBS
        MR. BILL KEITEL
        MR. STEVE ALTMAN

THE OPERATOR: Ladies and gentlemen, thank you for standing by and welcome to the QUALCOMM conference call.

At this time all participants are in a listen only mode. Later we will conduct a question and answer session. If you have a question you will need to press the one followed by the four on the push button phone. As a reminder this conference is being recorded August 11th, 2005.

The play back number for today's call is 800 633-8284. International callers please dial area code 402 977-9140. The play back reservation number is 21257661.

I would now like to turn the call over to Mr. Bill Davidson, Vice-President of Investor Relations.

Bill, please go ahead.

MR. DAVIDSON: Thank you and good morning. Today's call will include prepared remarks by Dr. Paul Jacobs. Steve Altman and Bill Keitel will also be available for questions following Paul's prepared remarks. An Internet presentation and audio broadcast accompanies this call and you can access it by visiting www.QUALCOMM.com. During this conference call, if we use any non-GAAP financial measures as defined by the SEC and Regulation G you can find the required reconciliations to GAAP on our website.

We may make forward-looking statements relating to your expectations and other future events that may differ materially from QUALCOMM'S actual results.


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Please review our SEC filings for a detailed presentation of each of our businesses and associated risks and other important factors that may cause our actual results to differ from these forward-looking statements.

It is now my pleasure to turn the call over to Dr. Paul Jacobs.

DR. PAUL JACOBS: Thanks, Bill, and good morning everyone. As I'm sure most of you have read by now we announced our acquisition of Flarion Technologies this morning. Let me start by saying that the transition to 3G is well under way. There are now more than 187 million 3G subscribers in the world. CDMA2000 and WCDMA continue to experience substantial growth and we expect that to continue for many years to come. There are many continued enhancements ahead in the road map for CDMA2000and WCDMA. Receive diversity, interference cancellation and speech compression will further increase throughout and lower the cost for providing voice and data services on 3G CDMA systems.

As the wireless industry moves more and more to generate revenues through data services, operators are looking for increasing differentiation. Through the acquisition of Flarion we can now more effectively support operators who might prefer an OFDMA or hybrid OFDM/CDMA track for their services. We still fundamentally believe that CDMA will continue to provide the most advanced, spectrally efficient wide area wireless networks for the foreseeable future, but we have also been working on our OFDMA efforts for many years, with internal teams pushing each other to build the best technology for any given application.

The acquisition of Flarion fits well with our strategy of using the technology that most effectively enables the application making use of it. QUALCOMM's had an internal development for OFDM, OFDMA and MIMO and you've already seen some of the results of our efforts with our announcements of DO Platinum, 802.11n and the FLO air interface.

One of QUALCOMM's core strengths has always been the ability to quickly take technology innovations to market. Flarion has built a strong team with valuable engineering resources to complement our OFDMA team. We believe that this acquisition positions QUALCOMM with the strongest technology and product development team in the industry for both CDMA and OFDMA.

Flarion's work as a pioneer and leading developer of OFDMA technology and as the inventor of FLASH-OFDM has led to the development of extensive portfolio of intellectual property. Coupled with our existing intellectual property there is no question that QUALCOMM possesses one of the broadest portfolios of wireless patents in the industry.

We continue to firmly believe that the future of wireless will be less about competing technologies and more about how complimentary technologies will


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interoperate in a heterogeneous environment. Consumers and enterprises don't care what technology is delivering the information they need. They simply want to be able to access the services they want no matter where they are and at a reasonable cost.

The ecosystem that exists within the CDMA market represents the most proven and fastest way to bring new innovations to market. We will continue to look for new and innovative ways to enable compelling services and applications that all parties in the wireless value chain will be able to take advantage of.

So let me give you some details of the deal. We are paying approximately $600 million dollars net of Flarion's cash projected at closing in QUALCOMM stock and cash including the assumption of options and warrants. Upon the satisfaction of certain milestones over the next few years QUALCOMM may pay an additional $205 million dollars in the form of cash and QUALCOMM stock.

The inclusion of stock in the deal allows the transaction to be structured as tax-free for Flarion. Flarion stockholders will generally not have to pay any immediate taxes on the QUALCOMM shares they receive. In addition, options are part of an employee retention strategy that has worked exceedingly well for QUALCOMM throughout our history.

We expect approximately three cents of dilution to pro forma earnings per share in our fiscal year ending September, 2006, and expect a one-time charge of approximately $10 million dollars upon closing.

And I would like to turn the call back over to Bill Davidson.

MR. DAVIDSON: Thanks, Paul. I would like to ask that each participant to limit their questions to one. If you ask more than one question we will select which topic to address and move to the next participant.

Operator, we are ready to accept questions.

THE OPERATOR: Thank you, sir. Ladies and gentlemen, we will now begin the question and answer session. To view a question press one four. To retract a question press one three. If you're using a speakerphone please pick up your handset before pressing the numbers. One moment please for the first question.

The first question comes from the line of Mike Ounjian of Credit Suisse First Boston. Please proceed with your question.

MIKE OUNJIAN, CREDIT SUISSE FIRST BOSTON: Great. Thank you very much. I wanted to see if we could get a little more color on the $0.03 dilution estimate. Does this include anything meaningful in terms of revenues or should we assume that's mostly on the OpEx lines and if there's any color on what we


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could get, if there is any meaningful revenue there as to what regions that might come from. Thank you.

DR. PAUL JACOBS: Bill, you want to handle that?

MR. KEITEL: Sure, Paul. Hi, Mike, it's Bill Keitel here. The $0.03 dilution, Mike, although the deal is not totally final yet I feel we have a pretty good handle on it at this time. It's about $0.02 from amortization of the purchase price and other and then the remaining $0.01 is net of a modest amount of revenue that we're expecting at this time in fiscal '06 from Flarion business, net of the R&D expenses that will be continuing to invest into OFDMA.

MR. OUNJIAN: Thank you.

ED SNYDER, CHARTER EQUITY: Thanks. Obviously Flarion's been working closely with Nextel in trials. I know that most people are looking into it. But how do you plan to roll this into your existing technologies? Are you going to pursue a new standard? It looks to me like maybe you're going to pick and choose some of the technology that works for you or are you going to roll out a completely different standard to offer fixed broadbrand wireless?

DR. PAUL JACOBS: So obviously we're working to integrate as operators are interested in it to build multi-mode devices and we're really going to work with the operator community to decide how they prefer us to take this to market, whether they are looking for it to be rolled out as FLASH-OFDM as it stands, in which case then we would want to proceed with standardization that way, or if they are looking for something with say a wider bandwidth or other things that apply to the wireless broadband market. So we're in the process of talking to operators and we'll make our decisions based off of those discussions.

MR. SNYDER: No matter how you approach it it's going to require another standard?

DR. PAUL JACOBS: They had already started working with some operators without the benefit of having a standard but it is generally QUALCOMM's intent to bring its technologies into standards bodies.

DARYL ARMSTRONG, SMITH BARNEY CITI GROUP: Thank you very much and congratulations on the acquisition. I just wanted to clarify, does Flarion have existing cross licensing agreements for OFDM with other key infrastructure players and who would be some of the others that who also have meaningful intellectual property for this technology?

DR. PAUL JACOBS: I'll let Steve handle that one.

MR. ALTMAN: Well, Flarion has not to date granted any manufacturing licenses


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under their patented technology so they don't have any cross licenses. They haven't granted any licenses. In terms of others having OFDMA technology let me just say that their portfolio combined with ours I think gives us one of the leading portfolios in this area.

MR. ARMSTRONG: Okay. Thank you.

TIM LONG, BANK OF AMERICA SECURITIES: Thank you. I believe Flarion was working with Texas Instruments on the silicon side. Can you tell me if this acquisition in any way is going to change the strategy as far as partners on the silicon side, if that would have any impact on timing of getting this technology deployed? Thank you.

DR. PAUL JACOBS: So our intent right now is to allow them to continue to work on the path that they are on in terms of bringing out their new chipsets but clearly it's to our benefit to try and aggregate the volumes that we get with the volumes that we have on the CDMA chips into the future.

LOUIS GERHARDY, MORGAN STANLEY: Good morning. Can you give us a sense of how much cumulative R&D dollars have been invested through Flarion and then just is the acquisition here driven more by the OFDMA technology capabilities or the opportunity for 802.20 and FLASH-OFDM? Thank you.

DR. PAUL JACOBS: Bill, you want to handle the first one?

MR. KEITEL: Sure. Louis, Flarion is a private company. I don't think I should be disclosing their prior numbers. Let me say this, I see an ongoing R&D effort that is in the range of about a $0.01 dilution for us from Flarion, number one. Number 2, we noted that a one time charge for in process R&D of about $10 million at the time we close. So I think you can infer from that that their effort to commercialize their products as they stand today is largely complete. And so the value to QUALCOMM from their R&D perspective comes from, one, the engineers and then, two, how we think we can work together going forward.

DR. PAUL JACOBS: And in terms of rationale we wanted to continue to build our portfolio and our technology development capability and product development capability in OFDMA. And in terms of the specific standards bodies we haven't really made a decision on how we're going to go forward on that at this point.

Like I said, we will be doing that in discussions with various operators that Flarion's been having their discussions.

MR. GERHARDY: Okay.

JOHN BUCHER, HARRIS NESBITT: Thank you. With respect to your licensing


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strategy thus far you've pretty much taken a portfolio approach in how you've licensed that out. Do you see a material change in how you'll be licensing your technology now that you have a more substantial OFDM portfolio? And specifically should we expect to see any change in the economics of that licensing in terms of what is typically worked out to be on the device side? Thank you.

MR. ALTMAN: I think it's probably too early to tell in terms of the economics. We need to continue to work with carriers and manufacturers and continue to see how that progress goes. But let me step back a little bit and kind of explain how our license agreements and our licensing strategy would work today.

So we have, as you know, over 120 license agreements for CDMA and although these agreements vary in terms of capture periods, and what I mean by capture periods is the patents that are licensed as part of the portfolio. There are numerous agreements where these patents would be available to our licensees that have a longer capture period. They would be available in a multi-mode CDMA product without any incremental royalty. So our existing licensing program, if you will, would apply.

And our intention going forward would be to those licensees that don't have the capture period to the extent they are already paying CDMA royalties at our standard rates we would make these patents -- we would offer to make these patents available to them as part of a multi-mode product without, again, any incremental royalty increase.

So that's I think a very -- one of the benefits that are our licensing program brings by combining these technologies. In terms of our strategy in single mode, that's something that we're still working through but we would look to license on fair reasonable terms, free from unfair discrimination.

MR. BUCHER: Thank you very much.

AVI SILVER, BEAR STEARNS: Hi, I just wanted to ask about WiMAX and whether you believe based on your understanding of Flarion's patent portfolio and yours if vendors will need to access those patents to deploy WiMAX which does use OFDM?

MR. ALTMAN: Yes, we believe our portfolio as well as Flarion's portfolio would be acceptable to WiMAX and Flarion, you know, we look at this acquisition and see a lot of similarities between ourselves and them. They are, I think, considered by the industry as being pioneering in this area and their patent portfolio reflects that. And, as you know, we have been doing work in the area as well so it probably didn't surprise any of you to understand that we believe very strongly that these patents with this combination would apply to WiMAX as well as other OFDMA solutions.


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MR. SILVER: Okay. Great. Thank you.

EHUD GELBLUM, J.P. MORGAN: This is Kim for Ehud. I have a question about commercialization. A number of operators are testing Flarion OFDM technology around the world today. Where do you guys think it will be deployed first and under what timeframe?

DR. PAUL JACOBS: We're working with Flarion right now going to the various operators that they have been working with in the past and trying to figure out how they want to proceed. So it's a little premature to project exactly how the reaction to the acquisition might affect those deployment plans. But it's our intent to continue to honor any of the commitments that Flarion's made. And if the operators want the technology QUALCOMM is here to supply the technology that an operator wants.

MR. GELBLUM: Okay. Thank you.

MONA ERAIBA, ROSETTA GROUP: Yes. I would just like to want a clarification. There is no licensing at all between Flarion and say Motorola or Intel or Nokia regarding the technology?

MR. ALTMAN: That's correct.

MS. ERAIBA: Thank you.

MAYNARD UM, UBS: Thank you. How many engineers does Flarion have today and can you give us a sense of timing when we should kind of expect OFDM to start to take root like we're seeing WCDMA? Is it an '07, '08 type of story?

DR. PAUL JACOBS: They have about 110 engineers and I think the issue about when OFDMA might get deployed is one that's still open. There's certainly work that's been proceeding in various communities whether it's standards bodies or outside of the standards bodies we are continuing to work with those efforts. And so it actually takes a fair amount of time though for something to go from standards into commercial deployment so we really don't know yet. Obviously they have a system right now that can be deployed. If operators are interested in deploying that system as it stands then we will bring that to market and that could come to market relatively quickly.

RICHARD WINDSOR, NOMURA SECURITIES: Yeah, just a quick one. I was wondering if you can give us an outline of what the implication is for MediaFLO. Are you now, because you mentioned I think about $800 million rollout in MediaFLO in the next couple of years. Are you now going to delay that to incorporate the Flarion technology or can you actually give us an idea of what's


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happening there? Thanks.

DR. PAUL JACOBS: It's not our intent to delay MediaFLO at this point although we will look at any of the technologies. We're having joint engineering sessions already being planned to do that. The MediaFLO chipsets are already back. They're up and running in the labs. So we're very well on the way towards commercialization on MediaFLO and I don't project that we would delay that.

MR. WINDSOR: Okay. Thanks.

JAMES FAUCETTE, PACIFIC CREST: Thank you. Just a quick question on the deal itself in terms of how long the two companies have been in discussion and if there were any other bidder as well as what kind of timeframe we should expect for the deal to be approved and closed. Thank you.

MR. ALTMAN: We have been in discussion with Flarion from time to time over the past few years. I would say in terms of when, in terms of other bidders, that's not for us to say. That's more of a question for Flarion. But in terms of when we expect to close our expectation would be October although there is some optimism for potentially an earlier closing in September. But it's more likely to be in the October timeframe.

BRIAN MODOFF, DEUTSCHE BANK: yeah, a question around 3GPP and 3GPP2, can you kind of talk about OFDM, what are the discussions going on in those standards bodies in terms of the implementation of OFDM, what they're looking at in terms of how it enhances broadband delivery? Is it more focused on the downlink? How do you see this kind of playing into those bodies and what's the timing of adoption of OFDM by the standards bodies?

DR. PAUL JACOBS: So there is some work in 3GPP and the term of long term evolution. People have submitted various proposals, a number of OFDMA proposals in those. I think it's still open in terms of how that will be deployed obviously. The key issue there is that any new technology that comes out needs to be substantially better than the existing technologies and so the CDMA patent continues to get driven forward very rapidly and continues to raise the bar extremely high. So our intent is to drive both technologies in competition to bring the best technology to market.

In terms of 3GPP2, PP2 is just starting to look at various opportunities for long term evolution. I think multi-carrier is probably the dominant path in the near term for evolution to get higher peak data rates and the timing of those things I would say is still indeterminate because we are at a fairly early stage in both of these processes.

MR. MODOFF: All right. Thank you.



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THE OPERATOR: Thank you. That was our final question. Mr. Jacobs, I would like to turn the conference call over to you for closing remarks.

DR. PAUL JACOBS: I want to thank everybody for joining us. We're very excited about the acquisition. We are excited about the opportunities that we have in the wireless market and I think this, once again, demonstrates that QUALCOMM can provide the technologies that operators need to drive their businesses forward no matter what technology they want to drive forward. And so we feel like we're in a very strong position to provide new technology and new products to meet their needs. So thanks everybody for joining us.

THE OPERATOR: Ladies and gentlemen, that does conclude the conference call.


In connection with the pending transaction, QUALCOMM will file with the SEC a Registration Statement on Form S-4 containing an Information Statement for the stockholders of Flarion. Flarion stockholders are urged to read the Registration Statement and the Information Statement when they are available, as well as all other relevant documents filed or to be filed with the SEC, because they contain important information about QUALCOMM, Flarion and the proposed transaction. The final Information Statement will be mailed to stockholders of Flarion after the Registration Statement is declared effective by the SEC. Flarion stockholders will be able to obtain the Registration Statement, the Information Statement and any other relevant filed documents for free at the SEC's website (www.sec.gov). These documents can also be obtained for free from QUALCOMM by directing a request to QUALCOMM Investor Relations at (858) 658-4813 or ir@qualcomm.com.